EXPENSE LIMITATION AGREEMENT

COLUMBIA ETF TRUST I

225 Franklin Street

Boston, MA 02110

April 19, 2016

Columbia Management Investment Advisers, LLC

225 Franklin Street

Boston, MA 02110

Dear Ladies and Gentlemen:

All the funds listed in Schedule A (the “Funds”) are each a series of Columbia ETF Trust I, a Massachusetts business trust (“Trust”).

You hereby agree, as of the effective set forth on Schedule A (the “Effective Date”) and until the end of the limitation period noted on Schedule A (“Limitation Period”), to forgo current payment of fees and/or reimburse annual operating expenses of the Funds (excluding taxes, expenses associated with investment in affiliated and non-affiliated pooled investment vehicles (including mutual funds and exchange-traded funds), brokerage commissions, interest, infrequent and/or unusual expenses and any other expenses the exclusion of which is specifically approved by the Funds’ Board of Trustees.) (“Operating Expenses”), so that the Operating Expenses of each Fund are limited to the rate per annum, as noted on Schedule A, of that Fund’s average daily net assets (“Expense Limitation”). You hereby agree, upon the Effective Date, that any reimbursements necessary to maintain an Expense Limitation shall be made, in immediately payable funds, to the relevant Fund within 10 days after the end of each month.

You understand that you shall look only to the assets attributable to the respective Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the Commonwealth of Massachusetts, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the Commonwealth of Massachusetts. Any amendment to this Agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

COLUMBIA ETF TRUST I,
on behalf of the Funds listed in Schedule A

By:	/s/ Christopher O. Petersen
Name:	Christopher O. Petersen
Title:	President

The foregoing Agreement is hereby accepted as of April 19, 2016.

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

By:	/s/ Amy K. Johnson
Name:	Amy K. Johnson
Title:	Global Head of Operations

SCHEDULE A

Fund	Effective Date	Limitation Period	Expense Limitation

Columbia Sustainable Global Equity Income ETF	June 6, 2016	February 28, 2017	0.40%

Columbia Sustainable International Equity Income ETF	June 6, 2016	February 28, 2017	0.45%

Columbia Sustainable U.S. Equity Income ETF	June 6, 2016	February 28, 2017	0.35%